UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(31 January 2019)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Total Voting Rights

CRH plc ("the Company") Voting Rights and Capital

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In conformity with Regulation 20 of the Transparency (Directive
2004/109/EC) Regulations 2007 (as amended), CRH plc announces that:

The total number of Ordinary Shares of EUR 0.32 each in issue as at the date of this notice is 843,390,338. As at 31st January 2019, the Company holds 30,474,355 Treasury Shares.

The total number of voting rights is, therefore, 812,915,983.
The above figure, 812,915,983 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC)
Regulations 2007 (as amended) and the Transparency Rules.

31st January 2019

Contact
Diarmuid Enright
Assistant Company Secretary
Tel: +353 1 6344340

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 January 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary